COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Post-Effective Amendment No. 101 to Registration Statement on Form N-1A
Registration File Nos.: 2-99356; 811-04367

Dear Ladies and Gentlemen:

In connection with the registration of the Registrant under the Investment Company Act of 1940, as amended (the “1940 Act”), and the issuance of an indefinite number of its securities under the Securities Act of 1933, as amended (the “1933 Act”), we are transmitting for filing via EDGAR, pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 101 and Amendment No. 102 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for Columbia Real Estate Equity Fund, a series of the Registrant, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3265.

Very truly yours,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

Columbia Funds Series Trust I